UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 9)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.,
 a wholly owned subsidiary of
 GINGKO CORPORATION,
 a company formed by
 SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
ROMESH WADHWANI
 and affiliates of
 TENNENBAUM & CO., LLC
 and by
INFORMATION RESOURCES, INC. LITIGATION CONTINGENT
PAYMENT RIGHTS TRUST
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________	Filing Party: __________________

Form or Registration No.: __________________	Date Filed: _______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

     This Amendment No. 9 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed with the Securities and Exchange Commission on September 8, 2003, as amended by Gingko Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation (“Parent”) and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, Symphony Technology II GP, LLC, a Delaware limited liability company, Romesh Wadhwani and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO was also filed by Information Resources, Inc. Litigation Contingent Payment Rights Trust, a statutory trust formed by Information Resources, Inc. under the Delaware Statutory Trust Act. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Information Resources, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the “Rights Agreement”), for $3.30 per Share, net to the seller in cash, plus one contingent value right certificate (“CVR Certificate”) per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Any capitalized term that is used, and not defined, in this document shall have the meaning set forth in the Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

The Offer to Purchase is further amended as follows:

The following paragraphs are inserted immediately following the last paragraph under the heading “The Offer–Section 11–Background of the Offer”:

“On October 28, 2003, Open Ratings sent an additional letter to Mr. Durrett concerning its indication of interest. At a meeting held on October 29, 2003, the Company Board met together with its legal and financial advisors to discuss and consider the additional letter from Open Ratings. After careful consideration, the Company Board reaffirmed its prior determination that the Open Ratings expression of interest could not reasonably be expected to lead to an offer superior to the transaction with Gingko Acquisition Corp. The Company Board also directed Mr. Durrett to immediately send a letter to Open Ratings outlining the reasons for its determination.

On October 29, 2003 the Company issued a press release containing a copy of the letters of Open Ratings dated October 21, 2003 and October 28, 2003 and a copy of the letter sent by Mr. Durrett to Open Ratings on October 29, 2003 at the direction of the Board of Directors. A copy of this press release is filed as Exhibit (a)(5)(E) hereto.”

Item 10. Financial Statements.

Not applicable. The Offer to Purchase does not include historical financial statements of the Trust, as the Trust is a newly formed entity that currently has only nominal assets and liabilities. Future filings of the Trust under the Securities Exchange Act of 1934 will include financial statements of the Trust if, and to the extent, required by applicable law. In addition, the Trust will be the indirect beneficiary of an escrow account established to fund expenses of the Litigation (as described under “The Offer–Section 12–Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust–The CVR Agreement–Funding of Claims Expenses”). The Trust expects to include appropriate financial disclosure with respect to the income and losses on amounts deposited in and expenditures made from this escrow account in future Securities Exchange Act filings.

Item 11. Additional Information.

          On October 30, 2003, Purchaser issued a press release announcing that the SEC has declared effective the registration statement with respect to the CVR Certificates to be issued in its Offer. Purchaser also announced that it has been informed by representatives of the OTC Bulletin Board that it can expect the CVR Certificates to be quoted on the OTC Bulletin Board on completion of the Offer under the ticker symbol “IRLRV”. In its press release, Purchaser announced that it believes that it has now received all governmental and third party approvals that are necessary for it to close the Offer, and that Purchaser is prepared to close on the Offer promptly after the scheduled expiration of the Offer, tomorrow night, Friday, October 31, if its minimum condition is satisfied that at least 16,000,000 Shares are tendered into the Offer.

          In addition, Purchaser’s October 30th press release noted that Purchaser believes that Open Ratings’ recent non-binding indication of interest for Information Resources is a highly conditional, low-cost attempt to derail Purchaser’s fully financed offer. Purchaser stated that it believes that Open Ratings’ last minute proposals should not affect its ability to meet its tender minimum condition. The press release issued by Purchaser on October 30, 2003 is attached hereto as Exhibit (a)(5)(F) to this Schedule TO.

Item 12. Additional Information.

(a)(1)(A)****	Offer to Purchase, dated September 8, 2003.

(a)(1)(B)****	Letter of Transmittal.

(a)(1)(C)****	Notice of Guaranteed Delivery.

(a)(1)(D)****	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)****	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)****	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)****	Letter dated September 8, 2003 to Stockholders of Information Resources, Inc. who tendered shares pursuant to Purchaser’s prior offer launched July 14, 2003.

(a)(1)(H)**	Text of press release issued by Gingko Acquisition Corp. and Information Resources, Inc. on September 8, 2003.

(a)(1)(I)+++	Text of press release issued by Gingko Acquisition Corp. on October 7, 2003.

(a)(1)(J)##	Text of press release issued by Gingko Acquisition Corp. on October 20, 2003.

(a)(2)(A)****	Letter to Stockholders of Information Resources, Inc. from Symphony Technology Group dated as of September 8, 2003.

(a)(4)(A)***	Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated September 8, 2003.

(a)(4)(B)++++	Amendment No. 1 to Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated October 10, 2003.

(a)(4)(C)###	Supplement to Offer to Purchase and to the Prospectus which is a part of the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, dated October 20, 2003.

(a)(4)(D)####	Amendment No. 2 to Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated October 20, 2003.

(a)(5)(A)+	Transcript of Conference Call held by Purchaser and the Company on September 8, 2003.

(a)(5)(B)++	Analysis of CVRs Based on Agreed 34% Tax Rate vs. Hypothetical Sharing of NOL with CVR Holders distributed to shareholders on September 29, 2003.

(a)(5)(C)#	Letter from Symphony Technology Group, on behalf of Gingko Acquisition Corp., and Information Resources, Inc. to Non-Institutional Stockholders of Information Resources, Inc. dated October 16, 2003.

(a)(5)(D)^^	Text of press release issued by Information Resources, Inc. on October 25, 2003.

(a)(5)(E)	Text of press release issued by Information Resources, Inc. on October 29, 2003.

(a)(5)(F)^^^	Text of press release issued by Purchaser on October 30, 2003.

(b)(1)****	Commitment letter dated as of September 7, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.

(b)(2)****	Commitment letter dated as of September 7, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.

(d)(1)****	Agreement and Plan of Merger dated as of September 7, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(2)***	Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)***	Certificate of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(4)***	Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(5)***	Form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust to be entered into among Information Resources, Inc., as Sponsor, and the institutional trustee, Delaware trustee, and litigation trustees to be named therein.

(d)(6)*	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.

(d)(7)^	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 19, 2003, by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(8)^	First Amended and Restated Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(9)^	Form of Stockholder Tender and Voting Agreement by and among Gingko Corporation, Gingko Acquisition Corp. and [Name of Stockholder].

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Parent’s and Purchaser’s Schedule TO filed with the SEC on July 14, 2003.

**	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO-C, dated September 8, 2003.

***	Incorporated by reference to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on September 8, 2003.

****	Incorporated by reference to Parent’s and Purchaser’s Schedule TO, dated September 8, 2003.

+	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 9, 2003.

++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 29, 2003.

+++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 7, 2003.

++++	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on October 10, 2003.

#	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 16, 2003.

##	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 20, 2003.

###	Incorporated by reference to the Supplement to Offer to Purchase and to the Prospectus which is a part of the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, filed with the SEC on October 20, 2003 pursuant to Rule 425 under the Securities Act of 1933.

####	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on October 21, 2003.

^	Incorporated by reference to Amendment No. 6 to Parent’s and Purchaser’s Schedule TO, dated October 20, 2003.

^^	Previously filed with the SEC as Exhibit (a)(5)(D) to Amendment No. 8 to Parent’s and Purchaser’s Schedule TO, dated October 28, 2003.

^^^	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 31, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2003

GINGKO ACQUISITION CORP.

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

GINGKO CORPORATION

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC, its General Partner

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

ROMESH WADHWANI

/s/ Romesh Wadhwani
Name:	Romesh Wadhwani

TENNENBAUM & CO., LLC

By:	/s/ Howard M. Levkowitz
Name: Title:	Howard M. Levkowitz Principal

INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST

By:	Information Resources, Inc., its Sponsor

By:	/s/ Joseph P. Durrett
Name: Title:	Joseph P. Durrett Chairman, Chief Executive Officer and President